FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

February 13, 2009

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year ended August 31, 2008
Filed October 30, 2008
Form 10-Q for the Quarterly Period ended November 30, 2008
Filed January 9, 2009
Form 8-K filed on December 16, 2008
File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated January 23, 2009. For ease of reference, the headings and numbers of the responses correspond to the headings and numbers in the Staff’s comment letter. The Company has repeated the Staff’s comments in bold text preceding each response.

Please note that the Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ending on February 28, 2009 on or before April 14, 2009 and that such quarterly report will incorporate the responses presented here, as appropriate, to your comments.

Form 10-K for the Fiscal Year ended August 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues by Geographic Region, page 18

1.	We note that you are organized into three reportable segments: U.S., Europe and Asia Pacific. Your disclosures on page 18 provide a discussion of revenues by geographic region; however, we note that you do not provide a discussion of operating expenses and margins by reportable segment. Please tell us how you considered providing a discussion of segment profitability. See FRR 501.06.a and Item 303(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to include a discussion of material changes in direct operating expenses by reportable segment. In future filings, the Company will disclose and quantify the underlying reasons for changes in its segments direct operating expenses. The Company believes this approach is the most informative since expenditures associated with the Company’s data centers, product development and corporate headquarter charges are recorded by the U.S. segment and are not allocated to the European or Asia Pacific segments, as disclosed on page 61 of the Company’s 2008 Form 10-K.

Use of non-GAAP Financial Measures, page 21

2.	We note your disclosure of non-GAAP operating margin, non-GAAP effective tax rates and the percentage changes in non-GAAP net income and non-GAAP diluted earnings per share. Please tell us how your current disclosures comply with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Similar concerns apply to your disclosure of the non-GAAP effective tax rate on page 25 of your Form 10-Q for the fiscal quarter ended November 30, 2008.

Response:

FactSet acknowledges the Staff’s comments regarding the Company’s disclosure of non-GAAP effective tax rates on page 21 of its Form 10-K and on page 25 of its fiscal 2009 first quarter Form 10-Q. To the extent non-GAAP effective tax rates are disclosed in a future filing, the Company will include it subsequent to the Company’s effective tax rate as prepared in accordance with GAAP. In addition, FactSet will disclose why the Company believes that the non-GAAP effective tax rate is useful to investors, the economic substance behind management’s decision to disclose such a measure, the limitations of this measure and a statement that the Company’s presentation of the non-GAAP effective tax rate may not be comparable to similarly titled measures reported by other companies.

Item 10, paragraph (e)(1)(i) of Regulation S-K requires that a registrant, when including a non-GAAP financial measure in a filing, include in the filing a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Page 21 of the Company’s MD&A in its 2008 Form 10-K included a paragraph under the heading “Use of non-GAAP Financial Measures,” that discussed the manner in which management used the non-GAAP measures and the substantive reasons why management believed the non-GAAP financial measure provide useful information to investors. In addition, non-GAAP financial measures disclosed in the Company’s MD&A were presented in each instance subsequent to the most directly comparable financial measure in accordance with GAAP, as noted in the following disclosure found on pages 20 within the Company’s MD&A. For example:

Non-GAAP operating margin

“Our operating margins in fiscal years 2008, 2007 and 2006 were 32.0%, 32.6% and 31.3%, respectively. The decrease in operating margin in fiscal 2008 resulted from increases in employee compensation and data costs partially offset by lower computer maintenance and amortization of intangible assets. However, excluding the pre-tax charge of $2.4 million related to performance-based stock option expense and FactSet Fundamentals which reduced operating income by $1.1 million, non-GAAP operating margin improved to 32.6% for fiscal 2008, consistent with the prior year.”

The Company believes that the use of the GAAP financial measures prior to the disclosure of the non-GAAP financial measure as well as the inclusion of the paragraph under the heading “Use of non-GAAP Financial Measures” on page 21 meets the requirements of Item 10, paragraph (e)(1)(i) of Regulation S-K and the factors described in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Item 8. Financial Statement and Supplementary Data

Management’s Report on Internal Control Over Financial Reporting, page 34

3.	Your management report on internal control over financial reporting should contain a statement that your registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308(a) of Regulation S-K has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K and revise your disclosures in future filings.

Response:

The Company acknowledges the Staff’s comment and will disclose in future filings a statement that its registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the Company’s internal control over financial reporting, under the section “Management’s Report on Internal Control Over Financial Reporting,” as required by Item 308(a) of Regulation S-K.

The Company respectfully advises the Staff that the following disclosure was made by the Company in Item 8. Financial Statement and Supplementary Date on page 34 under the section “Management’s Statement of Responsibility for Financial Statements,” as set forth below:

“PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of FactSet’s fiscal 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of August 31, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) as stated in their report appearing on page 35.”

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 47

4.	We note that you acquired a copy of the Thomson Fundamentals Database and certain related assets. Please explain to us how you concluded that you acquired a business. Address the criteria in EITF 98-3 to support your conclusion. Refer to paragraph 9 and footnote 4 of SFAS 141.

Response:

Based on the facts documented below, the acquisition of a copy of the Thomson Fundamentals Database and certain related assets was accounted for by the Company as a business combination under EITF 98-3 and SFAS 141 because inputs, processes and outputs exist to generate revenues and establish a self-sustaining operation.

Application of EITF 98-3 and SFAS 141

A business is defined as a self-sustaining integrated set of activities and assets (inputs, processes, and outputs) that can conduct normal operations, including the ability to sustain a revenue stream. EITF 98-3 addresses whether an exchange of net assets (a subset of an entity) constitutes an exchange of productive assets or a business combination and, in doing so, focuses on whether the “transferred set of activities and assets” constitutes a “business.” For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The following review was performed by the Company regarding the elements of a business at the time of the acquisition:

Inputs

a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

•

FactSet acquired a copy of the Fundamentals database, source document database, collection software, the perpetual right to use the databases and acquired data collection software, training manuals and other data documentation

b.	Intellectual property.

•	FactSet acquired a copy and intellectual property rights to use the licensed software and to use and redistribute the databases

c.	The ability to obtain access to necessary materials or rights.

•

FactSet acquired source documentation including detailed descriptions of the data collection, normalization and transformation process and methodologies, business logic used to map databases and training and other workflow documents

d.	Employees.

•	FactSet hired Thomson employees, including key personnel and data collection employees, effective as of the closing date

Processes

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

•

FactSet acquired data collection software and detailed source documentation including detailed descriptions of the data collection, normalization and transformation process and methodologies, business logic used to map databases and training and other workflow documents that are the most current procedures used by Thomson to sustain their current Fundamentals operations.

Outputs

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

•

FactSet acquired revenues from the assignment of client contracts. The contracts are binding and generate ongoing revenue streams related to the business acquired. The revenue producing activity of selling fundamental data remains the same after the acquisition since Thomson was selling this data via FactSet’s platform. The assignment of Thomson’s client contracts to FactSet continues the revenue producing activity without any interruption from the client’s standpoint.

Based on the facts and circumstances documented above, the acquisition was accounted for as a business combination under EITF 98-3 and SFAS 141 because inputs, processes and outputs exist to generate revenues and be a self-sustaining operation.

Form 8-K, filed on December 16, 2008

5.	We note your discussion of “free cash flow”, a non-GAAP measure, in your earnings release. Please tell us how you considered the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments and to the extent “free cash flow” is referred to in a future earnings release furnished within a Form 8-K, the Company will include a definition of free cash flow, why the Company believes that free cash flow is useful to investors, the economic substance behind management’s decision to disclose such a measure, the limitations of this measure and a statement that the Company’s presentation of free cash flow may not be comparable to similarly titled measures reported by other companies.

*    *    *    *    *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH
Peter G. Walsh
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ryan Rohn, United States Securities and Exchange Commission

Christine Davis, United States Securities and Exchange Commission

Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.

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